300 E. Sonterra Blvd.
Suite 1220
San Antonio, Texas 78258

August 30, 2013

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:          Starboard Resources, Inc.
Draft Registration Statement on Form S-1
CIK No. 377-00208

Dear Mr. Schwall:

Starboard Resources, Inc. (“Starboard”) hereby responds to the staff’s comments in the letter to Michael Pawelek on the Form S-1 registration statement dated August 16, 2013.  The Company has filed its Second Amendment to its Form S-1 Registration Statement as of the date of this letter and all references to page numbers in the comment responses are references to page numbers in the Second Amendment to its Form S-1 Registration Statement.

Comment No. 1 - General - We note your response to prior comment 5, and reissue such comment as you have not  provided the requested information or the requested disclosure.  In that regard, we note that your prospectus cover page does not reflect a fixed price for the shares to be offered by selling shareholders.

A fixed price has been placed on the cover page of Starboard’s Second Amended Form S-1 filed contemporaneously herewith.  The derivation of the price is stated on page 107 of Starboard’s Second Amended Form S-1 filed contemporaneously herewith.

Comment No. 2 – General - Please revise your filing to provide an organizational chart that reflects your subsidiaries and principal stockholders, including ownership percentages.

The organizational chart has been placed on page 12 of Starboard’s Second Amended Form S-1 filed contemporaneously herewith.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
August 30, 2013

Comment No. 3 – General - Please revise your disclosure throughout your filing to accurately reference the relevant Asym, Gidding and Hunton partnerships and their general partners.  For example, your disclosure at page 9 that Asym Capital III, LP is a record owner of your shares does not appear to be consistent with your disclosure in the Principal and Selling Stockholders table at page 96.  Similarly, you disclose at page 7 that Hunton Oil Partners, LP is the record owner of 7.04% of your outstanding common stock, but your disclosure in the Principal and Selling Stockholders table instead makes reference to ownership by Hunton Energy Partners LP.  Please advise or revise.

Starboard has made the referenced corrections throughout its Second Amended Form S-1 filed contemporaneously herewith.  (See e.g. pages 7, 10, 38-39, 46, 54, 57 and 106).

Prospectus Summary, page 1

Comment No. 4 – Our Company – Page 1 - Prior comment eight in our July 3, 2013 letter asked that you clarify which process is performed by your third party reserve engineers, i.e. estimate, audit or review.  While you responded that your amendment references only "estimated reserves", we note "reserve audit" on page 1, 2, 41 and 70.  Please comply with our prior comment eight.

Starboard has made the referenced corrections throughout its Second Amended Form S-1 filed contemporaneously herewith.  See page 1 (seventh paragraph, line 1), page 2 (third paragraph, line 1), page 3 (last paragraph), page 46 (fourth paragraph under “Our Company,” first line).

Comment No. 5 – Emerging Growth Company – page 4 - We note your disclosure that you will lose the emerging growth company “exemptions from [y]our reporting and shareholder approvals when [you] cease to be an Emerging Growth Company.” Please revise your disclosure to clarify the extent to which such exemptions will continue to be available to you if you are smaller reporting company.

Starboard has added the a paragraph clarifying that the Company may continue to be a smaller reporting company after ceasing to be an emerging growth company.  This is the last paragraph of the “Emerging Growth Company and Smaller Reporting Company” section on page 4 of Starboard’s Second Amended Form S-1 filed contemporaneously herewith.  Additionally, Starboard has added risk disclosure relating to being a smaller reporting company on pages 40 -41of its Second Amended Form S-1.

Comment No. 6 – Lawsuit Relating to Our Common Stock Shares – page 6 - We note you state that “resolution of the lawsuit may lead to a change in the general partner of the partnerships or a distribution of our Common Stock shares to the Partners. If the partnerships’ shares are distributed to the partners, we would have new shareholders for a majority of our common stock.” Please revise your disclosure to clarify the entity or natural persons referenced by the terms “partner,” “partnership,” and “Partners.” Please also revise to clarify why the resolution of the lawsuit may lead to a change in the general partner of the partnerships or a distribution of your common stock shares to the Partners.

Starboard has added language at the bottom of page 7 and top of page 8 of Starboard’s Second Amended Form S-1 filed contemporaneously herewith  stating that partnership dissolution is one of several possible results of the referenced litigation and revising the references to “partner,” “partnership,” and “Partners.” (See also page 54).

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
August 30, 2013

Comment No. 7 – Lawsuit Relating to Our Common Stock Shares – page 6 - Please revise your filing to identify each party that would have beneficial ownership of five percent or more of your common stock in the event that the shares of your common stock that are owned by the partnerships are distributed to the partners. Please also disclose the percentage ownership of your common stock by each such party upon the occurrence of any such event.

Starboard has added a table referencing what limited partners of Giddings Oil and Gas LP, Hunton Oil Partners LP, and Asym Energy Fund III LP may own more than 5.0% of the Company if the partnerships dissolved, acting either individually or as part of a group.  The table is found on pages 9 and 55 of Starboard’s Second Amended Form S-1 filed contemporaneously herewith.

Comment No. 8 – “Monetization” Agreement between Asym Capital, LP . . . – page 9 - We note that your disclosure that you view the registration of your shares pursuant to this registration statement as making the "monetization" agreement effective, but that you "cannnot provide assurances that the limited partners of the Partnership would take the same view and would not contest the dissolution of the partnership."  Please add related risk factor disclosures.

Starboard has added the responsive risk disclosure on pages 38-39 of its Second Amended Form S-1 filed contemporaneously herewith.

Comment No. 9 – “Monetization” Agreement between Asym Capital, LP . . . – page 9 - You state at page 39 that the company “views the distribution to the partnerships of Starboard common stock shares registered under the Securities Act of 1933 through this Form S-1 Registration Statement as making the ‘monetization’ agreement effective.” However, this registration statement does not involve the distribution of any shares to the partnerships. In addition, the registration statement registers the resale of common stock by the selling shareholders, and does not register the shares of common stock. Please revise to clarify.

Starboard has added a paragraph (the last paragraph) to its description of the “monetization” agreement on page 10 of its Second Amended Form S-1 filed contemporaneously herewith to state that the Form S-1 registration statement will not cover the sale of our common stock by limited partners of Giddings Oil and Gas LP, Hunton Oil Partners LP, and Asym Energy Fund III LP who receive a distribution of our common stock from the partnerships.  (See also page 56).

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
August 30, 2013

Description of the Properties – Page 61

Comment No. 10 – Oil and Natural Gas Reserves, page 63 - The table here presents proved, probable and possible reserve volumes with corresponding undiscounted and discounted (PV-10) estimated future net revenue. Your description of PV-10 includes “…means the estimated future gross revenue to be generated from the production of proved reserves…” and “Reserve estimates do not include any value for probable or possible reserves that may exist…” on page 60. Please expand the discussion of PV-10 to clearly and prominently address the treatment of unproved reserves, including product prices employed and any volume or cash flow reduction for risk. We direct you to Item 1202(a)(5) of Regulation S-K.

Starboard has added descriptions of the standards for probable and possible reserves to pages 67 - 68 of its Second Amended Form S-1 filed contemporaneously herewith. Starboard discloses that average adjusted prices uses for probable and possible reserves in footnotes to the table on page 70.  Further, in the same location Starboard discloses that probable and possible reserves are not included its financial statements.

Comment No. 11 – Present Activities – page 68 - Item 1206 of Regulation S-K provides that the registrant describe present activities including those wells in the drilling process. Please amend your document to disclose the dates of current activities: well spud, drilling initiation or completion to comply with Item 1206.

Starboard has updated its “Present Activities” section on page 58 of its Second Amended Form S-1 filed contemporaneously herewith.

Comment No. 12 - Present Activities – page 68 - As your proved undeveloped reserves are 84% of your total proved, please provide us with a spread sheet reconciliation between the PUD drilling schedule used in your third party reserve report and the status of these PUD locations as of August 1, 2013. Address and explain any significant delays in PUD development.

Starboard is providing the requested information concurrently with this letter under separate cover.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 69

Comment No. 13 – Results of Operations – Page 72 - Please expand the discussion of your financial condition and results of operations to encompass the interim period financial statements included in the registration statement to comply with Item 303(b) of Regulation S-K. In doing so, disclose production quantities and related pricing consistent with your fiscal year end presentation.

On pages 85 - 86 of its Second Amended Form S-1 filed contemporaneously herewith, Starboard has updated its financial condition and results of operations to encompass the interim period financial statements, including disclosing production quantities and related pricing.  Additionally, Starboard has added a table on page 79 with the interim period lease operating expenses and production taxes.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
August 30, 2013

Comment No. 14 - Explanation of Consolidation – page 72 - We note your disclosure that Giddings Oil and Gas LP, Hunton Oil Partners LP, and Asym Energy Fund III LP are under the same management and combined own 77.94% of your common stock shares. Further, your common stock constitutes the vast majority of the partnerships’ assets. Consequently, under GAAP the results of these partnerships have been consolidated for 2011 and 2012. You anticipate that you will not have consolidated results with these funds after obtaining an effective registration statement under the Securities Act of 1933 or the Securities Exchange Act of 1934 covering the shares held by these entities. In connection with this disclosure, please address the following items:

●
You reference to “partnerships”, “entities”, and “funds” makes it unclear whether you are specifying Giddings Oil and Gas LP, Hunton Oil Partners LP, and Asym Energy Fund III LP or some other entities. Please revise to include the name of the specific entities or otherwise clarify.

●
Provide a summary listing of the assets and liabilities that will no longer be included in your historical financial statements upon obtaining an effective registration statement and specify the entity or entities that currently own such assets and liabilities.

●	Clarify in further detail why obtaining an effective registration statement will result in the deconsolidation of these entities.
●
Refer to Rule 11-02(b)(8) of Regulation S-X and tell us whether you considered presenting pro forma financial information to depict the impact an effective registration statement would have on the consolidated financial statements presented in the document.

Starboard has updated its consolidation disclosure on page 79 of its Second Amended Form S-1 filed contemporaneously herewith to disclose that:

1)	Starboard’s financial results have not been consolidated with Gidding Oil & Gas LP, Hunton Oil Partners LP and Asym Energy Fund III LP since June 2011;

2)
Its 2011 financial statements show $239,000 in management and performance fees that were not liabilities of Starboard or its predecessor, but, rather were liabilities of Giddings Oil & Gas LP, Hunton Oil Partners LP and Asym Energy Fund III LP; and

3)
That this $239,000 in management and performance fees amounted to 5.05% of Starboard’s 2011 expenses and 5.08% of 2011 revenue and had no impact on Starboard’s 2012 financial statements, thus a pro forma breaking out this consolidation would not result in significantly different financial statements for the years ending December 31, 2011 and December 31, 2012.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
August 30, 2013

Comment No. 15 – Comparison of Year Ended December 31, 2012 to year ended December 31, 2011, page 72 - Please clarify why you describe your natural gas and oil production for 2012 and 2011 under the subheading, "Investment Income".

Starboard has changed he reference to “investment income” to “oil and gas production.” See page 82 of Starboard’s Second Amended Form S-1 filed contemporaneously herewith.

Comment No. 16 – Liquidity and Capital Resources – Page 73 - We note your disclosure on page F-38 that you anticipate incurring approximately $74 million of development costs in the two years subsequent to December 31, 2012. Please provide a discussion and analysis of the existence and timing of your commitments for capital expenditures and other known and reasonably likely cash requirements to provide a better understanding of your ability to generate cash and to meet existing and known or reasonably likely future cash requirements. Refer to SEC Release Nos. 33-8350.

Starboard has expanded its disclosure on page 80 of Second Amended Form S-1 filed contemporaneously herewith to discuss and analyze the existence and timing of its commitments for capital expenditures and other known reasonably likely cash requirements.

Executive Compensation, page 85

Comment No. 17 – Summary Compensation Table – page 89 - We note your disclosure regarding grants of restricted stock received by certain of your executive officers under their employment agreements. Please tell us why such restricted stock is not reflected in your summary compensation table.

Starboard has updated its Summary Compensation Table to disclose its unvested grants of restricted stock to officers under their employment agreements.  The updated Summary Compensation Table is found on page 99 of Starboard’s Second Amended Form S-1 filed contemporaneously herewith.

Principal and Selling Stockholders, page 96

Comment No. 18 - Please revise your tabular disclosure as of the most recent practicable date and disclose such date.  Please refer to Item 403 of Regulation S-K.

Starboard now discloses the date for the principal and selling stockholders information on page 105 of Starboard’s Second Amended Form S-1 filed contemporaneously herewith.

Comment No. 19 - Please revise to clarify the natural person(s) who have the ultimate voting or investment control over the shares held by the entities identified in your selling shareholder table. In that regard, we note your references in notes (2) and (3) to voting or investment control over the common stock shares held by Summerline Asset Management, LLC, but such entity is not identified as a beneficial or selling stockholder in your table.

Notes 2 and 3 on page 106 of Starboard’s Starboard’s Second Amended Form S-1 filed contemporaneously herewith have been revised to correct the business entity references.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
August 30, 2013

Comment No. 20 – Description of Capital Stock – page 98 - Please revise to identify the applicable restrictions on transferability that you reference at page 99. In that regard, it is not clear which restrictions relate to the clause at page 99 “[e]xcept for the restrictions on transferability,” or which restrictions relate to the Monetization Agreement.

The language on the limits on transferability of capital stock has been updated to not reference restrictions in the “monetization” agreement.  Instead, the disclosure now makes it clear that if Starboard’s common stock shares are distributed by Giddings Oil and Gas LP, Hunton Oil Partners LP, Asym Energy Fund III LP to their limited partners (whether by the “monetization agreement or otherwise), that the Form S-1 registration statement would not cover the sale of those common stock shares by those limited partners.  The new language is found on page 109 of Starboard’s Second Amended Form S-1 filed contemporaneously herewith.

Comment No. 21 – Financial Statements - As you were exempt from income tax prior to June 28, 2012, please present pro forma tax and EPS data on the face of your historical financial statements.

The pro forma tax and EPS data is presented on pages F-27 - 28 of Starboard’s Second Amended Form S-1 filed contemporaneously herewith.

Comment No. 22 – Financial Statements, note 4 – Acquisition of ImPetro Resources LLC, page F-7 - We note you acquired proved oil and natural gas properties and recognized goodwill in conjunction with your acquisition of Impetro Resources LLC (Impetro). Please confirm you did not also acquire unproved properties as generally is the case when an oil and gas exploration and production company is acquired.

Only proven properties were acquired as part of the ImPetro Resources, LLC business combination.

Comment No. 23 – Financial Statements, note 4 – Acquisition of ImPetro Resources LLC, page F-7 - It appears your acquisition of the remaining 60% interest in Impetro represents a significant business combination under the guidance of Rule 3-05 of Regulation S-X. Please provide the analysis you prepared to conclude historical audited financial statements of Impetro prior to the date of the Exchange Agreement were not required to be included in the registration statement.

Impetro Resources, LLC’s historical audited financial statements prior to the date of the Exchange Agreement have been added as exhibit 99.6 to Starboard’s Form S-1 registration statement.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
August 30, 2013

Comment No. 24 – Financial Statements, note 7 – Equity Investment in ImPetro Resources LLC - We note that you previously held a 40% interest in ImPetro through the roll-up date. Prior to the roll-up date, the equity investment in ImPetro was carried at cost and was adjusted for the Company’s proportionate share of their undistributed earnings or losses through the roll-up date. On the roll-up date, you acquired the remaining 60% of ImPetro and consolidated its results subsequent to the roll-up date. Please describe the timeframe and circumstances in acquiring the original 40% interest in ImPetro, and tell us the consideration you gave to whether you had control of ImPetro at the time of acquiring the 40% interest.

The original 40% investment in ImPetro (666.67 member units) was acquired by Giddings Oil & Gas LP on March 4th, 2010 as part of a securities purchase and exchange agreement that provided ImPetro with $2.8 million in cash consideration.  As part of the agreement, ImPetro issued a $4.5 million note ($2.8 new; and $1.7 refinanced) and issued 666.67 member units to Giddings Oil & Gas LP. While Giddings Oil & Gas LP had a 40% equity stake and an influence, Giddings Oil & Gas LP lacked control from both a voting and a variable interest standpoint (adequate equity at risk at ImPetro, even with the debt taken into consideration). Additionally, it was based on that Summerline (Impetro’s majority owner before the rollup transaction) and Michael Pawelek were the ultimate decision makers.

Comment No. 25 – Exhibit 99.4 - In our prior comment 54, we asked that your third party engineering reports include the average adjusted product prices used to estimate proved reserves. Exhibit 99.4 presents only the benchmark prices - $94.68/BO and $2.76/MMBTU -and not the company wide average adjusted prices. Please comply with our prior comment 54.

Per a discussion with Ronald Winfrey, Starboard has included the average adjusted product prices used to estimate proved reserves for the estimated reserve reports dated January 1, 2012 and January 1, 2013 on page 67 of its Second Amended Form S-1 filed contemporaneously herewith.

ACKNOWLEDGMENT

Reference is made to the Form S-1/A, as amended (the “Form S-1/A”), filed concurrently herewith with the Securities and Exchange Commission (the “Commission”) by Starboard Resources, Inc.  Starboard Resources, Inc. acknowledges with respect to the Form S-1/A that:

●	Starboard Resources, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
August 30, 2013

●	Starboard Resources, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael Pawelek
Michael Pawelek
Chief Executive Officer
Starboard Resources, Inc.